Exhibit 99.1

Consolidated Financial Statements
December 31, 2021 and 2020
(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in the Consolidated Financial Statements, which reflects amounts based on management’s best estimates and judgements. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) in Internal Control - Integrated Framework. Based on this assessment, management determined that as of December 31, 2021, the Company’s internal control over financial reporting was effective and provided reasonable assurance of the reliability of our financial reporting and preparation of the Consolidated Financial Statements.
KPMG LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2021 in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled “Report of Independent Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has also been audited by KPMG LLP, and their opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

(Signed) George Burns         (Signed) Philip Yee

George Burns                        Philip Yee
President & Chief Executive Officer            Chief Financial Officer

February 24, 2022
Vancouver, British Columbia, Canada

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
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Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Eldorado Gold Corporation and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and changes in equity for each of the years in the two‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Eldorado Gold Corporation

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of the recoverable amount of the Olympias cash-generating unit
As discussed in Note 3.7 to the consolidated financial statements, non-financial assets which include property, plant and equipment are reviewed each reporting period for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indicators exist, the Company determines the recoverable amount, and if applicable, recognizes an impairment loss. As discussed in Note 13 to the consolidated financial statements, the Company assessed the recoverable amount of the Olympias cash-generating unit (CGU) as of December 31, 2021. Based on its assessment, the Company determined that no impairment loss or reversal of impairment for the Olympias CGU was required.
We identified the assessment of the recoverable amount of the Olympias CGU to be a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amount. Significant assumptions used in the determination of the recoverable amount included long-term metal prices, future production levels including the amount of recoverable reserves, resources and exploration potential, operating and capital costs, discount rates, and estimates of the fair value of mineral properties beyond proven and probable reserves. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount.

Eldorado Gold Corporation

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the recoverable amount of the CGU. This included controls over the Company’s development of the significant assumptions used to estimate the recoverable amount of the Olympias CGU. We evaluated the competence, experience and objectivity of the qualified persons responsible for the recoverable reserves, resources and exploration potential estimates. We compared the amount of reserves and resources in the valuation model to the mine plan and to the updated mineral reserves and resources estimates. We compared the Company’s historical estimates of mineral reserves and resources, mine plan and operating results to actual results to assess the accuracy of the Company’s forecasting process. We compared estimated operating and capital costs in the valuation model to the mine plan and to historical expenditures. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the long-term metal prices by comparing to third party data; and (2) evaluating the discount rates, and the estimates of the fair value of mineral properties beyond proven and probable reserves by assessing the Company’s approach to determining these assumptions and comparing them to independent sources and market data for comparable entities where available.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2009.

Vancouver, Canada
February 24, 2022

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
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Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation
Opinion on Internal Control over Financial Reporting
We have audited Eldorado Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2022, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Discussion and Analysis – Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Eldorado Gold Corporation

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
February 24, 2022

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars)

	Note	December 31, 2021	December 31, 2020
			Restated (Note 5(e))
ASSETS
Current assets
Cash and cash equivalents	8	$481,327	$451,962
Term deposits		—	59,034
Accounts receivable and other	9	68,745	73,216
Inventories	2(a),10	178,163	164,135
Current portion of employee benefit plan assets	19	—	5,749
		728,235	754,096
Restricted cash		2,674	2,097
Other assets	11	104,023	39,562
Property, plant and equipment	2(a),13	4,003,211	4,042,199
Goodwill	14	92,591	92,591
		$4,930,734	$4,930,545
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	16	$195,334	$179,372
Current portion of lease liabilities		7,228	11,297
Current portion of debt	17	—	66,667
Current portion of asset retirement obligations	18	4,088	4,701
		206,650	262,037
Debt	17	489,763	434,465
Lease liabilities		14,895	14,658
Employee benefit plan obligations	19	8,942	11,109
Asset retirement obligations	18	131,367	106,677
Deferred income tax liabilities	2(a),21	439,195	414,554
		1,290,812	1,243,500
Equity
Share capital	22	3,225,326	3,144,644
Treasury stock		(10,289)	(11,452)
Contributed surplus		2,615,459	2,638,008
Accumulated other comprehensive loss		(20,905)	(21,822)
Deficit	2(a)	(2,239,226)	(2,103,206)
Total equity attributable to shareholders of the Company		3,570,365	3,646,172
Attributable to non-controlling interests		69,557	40,873
		3,639,922	3,687,045
		$4,930,734	$4,930,545

Commitments and Contractual Obligations (Note 26)
Contingencies (Note 27), Subsequent event (Note 23)

Approved on behalf of the Board of Directors
(signed) John Webster Director             (signed) George Burns Director

Date of approval: February 24, 2022
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended December 31, 2021	Year ended December 31, 2020
Revenue
Metal sales	30	$940,914	$1,026,685

Cost of sales
Production costs	31	449,748	445,183
Depreciation and amortization	2(a)	200,958	218,084
		650,706	663,267

Earnings from mine operations		290,208	363,418

Exploration and evaluation expenses		18,314	12,493
Mine standby costs	32	15,433	13,665
General and administrative expenses		36,657	28,533
Employee benefit plan expense	19	2,317	2,849
Share-based payments expense	23	7,945	10,692
Impairment of property, plant and equipment	13	13,926	—
Write-down of assets		9,106	38,660
Foreign exchange gain		(26,421)	(3,997)
Earnings from operations		212,931	260,523

Other income (expense)	20	9,944	(3,321)
Finance costs	20	(71,809)	(50,874)

Earnings from continuing operations before income tax		151,066	206,328
Income tax expense	2(a),21	139,970	82,361
Net earnings from continuing operations		11,096	123,967
Net loss from discontinued operations, net of tax	7	(146,802)	(6,352)
Net (loss) earnings for the year		$(135,706)	$117,615

Attributable to:
Shareholders of the Company		(136,020)	124,795
Non-controlling interests		314	(7,180)
Net (loss) earnings for the year		$(135,706)	$117,615

(Loss) earnings attributable to shareholders of the Company:
Continuing operations	2(a)	10,782	131,147
Discontinued operations	7	(146,802)	(6,352)
		$(136,020)	$124,795

Weighted average number of shares outstanding (thousands):	33
Basic		180,297	171,047
Diluted		181,765	175,231

Net (loss) earnings per share attributable to shareholders of the Company:
Basic (loss) earnings per share	2(a)	$(0.75)	$0.73
Diluted (loss) earnings per share	2(a)	$(0.75)	$0.71

Net earnings per share attributable to shareholders of the Company - continuing operations:
Basic earnings per share	2(a)	$0.06	$0.77
Diluted earnings per share	2(a)	$0.06	$0.75
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Comprehensive (Loss)    Income
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2021	Year ended December 31, 2020

Net (loss) earnings for the year	2(a)	$(135,706)	$117,615
Other comprehensive (loss) income:
Items that will not be reclassified to net earnings (loss):
Change in fair value of investments in equity securities, net of tax		1,009	1,546
Actuarial losses on employee benefit plans	19	(115)	(3,440)
Income tax recovery on actuarial losses on employee benefit plans		23	563
Total other comprehensive income (loss) for the year		917	(1,331)
Total comprehensive (loss) income for the year		$(134,789)	$116,284

Attributable to:
Shareholders of the Company	2(a)	(135,103)	123,464
Non-controlling interests		314	(7,180)
		$(134,789)	$116,284

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars)

Cash flows generated from (used in):	Note	Year ended December 31, 2021	Year ended December 31, 2020
			Restated (Note 5(d))

Operating activities
Net earnings for the year from continuing operations	2(a)	$11,096	$123,967
Items not affecting cash:
Depreciation and amortization	2(a)	202,857	220,224
Finance costs		71,809	50,874
Interest income		(2,231)	(2,056)
Unrealized foreign exchange gain		(6,231)	(2,999)
Income tax expense	2(a)	139,970	82,361
Loss on disposal of assets		2,318	4,631
Gain on disposal of mining licenses		(7,296)	—
Impairment	13	13,926	—
Write-down of assets		9,106	38,660
Share-based payments expense	23	7,945	10,692
Employee benefit plan expense		2,317	2,849
		445,586	529,203
Property reclamation payments		(2,313)	(2,301)
Employee benefit plan receipt (payments)		4,744	(2,633)
Income taxes paid		(75,472)	(87,872)
Interest received		2,231	2,056
Changes in non-cash operating working capital	24	(8,917)	33,391
Net cash generated from operating activities of continuing operations		365,859	471,844
Net cash used in operating activities of discontinued operations		(3,489)	(1,864)

Investing activities
Purchase of property, plant and equipment		(282,088)	(188,858)
Acquisition of QMX Gold Corporation, net of $4,311 cash received	6	(19,336)	—
Proceeds from sale of Tocantinzinho, net of $340 cash disposed	7	19,660	—
Proceeds from the sale of property, plant and equipment		3,090	1,214
Value added taxes related to mineral property expenditures, net		(24,449)	(15,468)
Proceeds from the sale of mining licenses		7,296	—
Purchase of marketable securities and investment in debt securities		(28,050)	—
Proceeds from the sale of investments in marketable and debt securities		2,375	5,237
Decrease (increase) in term deposits		59,034	(55,759)
(Increase) decrease in restricted cash		(577)	983
Net cash used in investing activities of continuing operations		(263,045)	(252,651)
Net cash (used in) generated from investing activities of discontinued operations		(2,833)	8,422

Financing activities
Issuance of common shares, net of issuance costs		14,552	95,992
Acquisition of non-controlling interest		—	(7,500)
Contributions from non-controlling interests		409	421
Proceeds from borrowings	17	500,000	150,000
Repayments of borrowings	17	(517,286)	(132,714)
Debt redemption premium paid	17	(21,400)	(6,274)
Loan financing costs		(9,140)	—
Interest paid		(23,643)	(38,099)
Principal portion of lease liabilities		(10,579)	(9,732)
Purchase of treasury stock		—	(3,550)
Net cash (used in) generated from financing activities of continuing operations		(67,087)	48,544
Net cash used in financing activities of discontinued operations		(40)	(75)

Net increase in cash and cash equivalents		29,365	274,220
Cash and cash equivalents - beginning of year		451,962	177,742
Cash and cash equivalents - end of year		$481,327	$451,962
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2021	Year ended December 31, 2020
			Restated (Note 5(e))
Share capital
Balance beginning of year		$3,144,644	$3,054,563
Shares issued upon exercise of share options, for cash		1,738	3,559
Shares issued upon exercise of performance share units		1,202	—
Transfer of contributed surplus on exercise of options		684	1,267
Shares issued to the public, net of share issuance costs		11,411	85,255
Shares issued on acquisition of QMX Gold Corporation	6	65,647	—
Balance end of year	22	$3,225,326	$3,144,644

Treasury stock
Balance beginning of year		$(11,452)	$(8,662)
Purchase of treasury stock		—	(3,550)
Shares redeemed upon exercise of restricted share units		1,163	760
Balance end of year		$(10,289)	$(11,452)

Contributed surplus
Balance beginning of year		$2,638,008	$2,627,441
Share-based payment arrangements		8,461	8,422
Shares redeemed upon exercise of restricted share units		(1,163)	(760)
Acquisition of non-controlling interest, without change in control	12	—	4,172
Shares redeemed upon exercise of performance share units		(1,202)	—
Transfer to share capital on exercise of options		(684)	(1,267)
Non-reciprocal capital contribution to Deva	12	(27,961)	—
Balance end of year		$2,615,459	$2,638,008

Accumulated other comprehensive loss
Balance beginning of year		$(21,822)	$(20,491)
Other comprehensive earnings (loss) for the year attributable to shareholders of the Company		917	(1,331)
Balance end of year		$(20,905)	$(21,822)

Deficit
Balance beginning of year		$(2,103,206)	$(2,228,001)
Net (loss) earnings attributable to shareholders of the Company	2(a)	(136,020)	124,795
Balance end of year		$(2,239,226)	$(2,103,206)
Total equity attributable to shareholders of the Company		$3,570,365	$3,646,172

Non-controlling interests
Balance beginning of year		$40,873	$59,304
Non-reciprocal capital contribution to Deva	12	27,961	—
Acquisition of non-controlling interest, without change in control	12	—	(11,672)
Earnings (loss) attributable to non-controlling interests		314	(7,180)
Contributions from non-controlling interests		409	421
Balance end of year		$69,557	$40,873
Total equity		$3,639,922	$3,687,045
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, and Romania.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated in the province of British Columbia, Canada.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
These consolidated financial statements, including comparatives, have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies applied in these consolidated financial statements are presented in Note 3 and, except as described in Note 5, have been applied consistently to all years presented, unless otherwise noted.
The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.
The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
The consolidated financial statements were approved by the Company's Board of Directors on February 24, 2022.
(a)Immaterial error correction
During the second quarter of 2021, the Company determined that the net book value of certain of its property, plant and equipment was understated as a result of errors in the amounts recorded for depreciation. Management evaluated the materiality of the errors, both quantitatively and qualitatively, and concluded that the changes were not material to the consolidated financial statements taken as a whole for any prior period. The Company has revised the opening deficit and corrected the errors by recasting the prior period information in these audited consolidated financial statements.

(1)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
2. Basis of preparation (continued)
The following tables set forth the effect of this immaterial error correction on the Company's consolidated statements of operations for the year ended December 31, 2020:

	Year ended December 31, 2020
	Previously Reported	Correction	As recast

Depreciation[1]	$246,651	(28,522)	$218,129
Income tax expense[1]	79,134	8,267	87,401
Net earnings for the period	97,361	20,254	117,615
Net earnings attributable to shareholders, continuing operations[2]	110,893	20,254	131,147
Comprehensive income attributable to shareholders[1]	103,210	20,254	123,464
Net earnings per share attributable to shareholders - basic[1]	$0.61	0.12	$0.73
Net earnings per share attributable to shareholders - diluted[1]	$0.60	0.11	$0.71
Net earnings per share attributable to shareholders, continuing operations - basic[3]	$0.65	0.12	$0.77
Net earnings per share attributable to shareholders, continuing operations - diluted[3]	$0.64	0.11	$0.75

(1)Amounts before impacts of discontinued operations (see Note 7).
(2)Previously reported amounts and recast amounts include impacts of discontinued operations of $6,352 for the year ended December 31, 2020 (see Note 7).
(3)Previously reported amounts and recast amounts include impacts of discontinued operations of $0.04 for the year ended December 31, 2020 (see Note 7).

The following table sets forth the effect of this immaterial error correction on the Company's consolidated balance sheet as at December 31, 2020:

	As at December 31, 2020
	Previously Reported	Correction	As recast

Inventories	$176,271	(12,136)	$164,135
Property, plant and equipment	3,998,493	43,706	4,042,199
Deferred income tax liabilities[4]	402,713	9,451	412,164
Deficit	$(2,125,326)	22,120	$(2,103,206)
(4) Excludes $2,390 increase to deferred income tax liabilities associated with the retrospective application of the change in attribution of periods of service to defined benefit obligations (see Note 5(e)).

There was no impact on the consolidated cash flow statement in the corresponding period as a result of the recast, other than the amounts reported for depreciation, income tax expense and net earnings for the year changed by the amounts shown in the tables above.
(2)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies
3.1 Basis of presentation and principles of consolidation
(i)Subsidiaries and business combinations
Subsidiaries are those entities controlled by Eldorado. Control exists when Eldorado is exposed to, or has rights, to variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.
The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.
The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain, is recognized directly in the consolidated statement of operations.
Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.
The material subsidiaries of the Company as at December 31, 2021 are described below:

Subsidiary	Location	Ownership interest	Operations and development projects owned

Tüprag Metal Madencilik Sanayi ve Ticaret AS ("Tüprag")	Turkey	100%	Kişladağ Mine Efemçukuru Mine
Hellas Gold SA ("Hellas") (1)	Greece	100%	Olympias Mine Stratoni Mine Skouries Project
Eldorado Gold (Québec) Inc. (2)	Canada	100%	Lamaque Operations
Thracean Gold Mining SA	Greece	100%	Perama Hill Project
Thrace Minerals SA	Greece	100%	Sapes Project
Deva Gold SA ("Deva")	Romania	80.5%	Certej Project
(1) On May 11, 2020, the Company acquired the remaining 5% non-controlling interest in Hellas Gold SA (Note 12).
(2) On April 7, 2021, the Company acquired 100% of QMX Gold Corporation by way of a plan of arrangement (Note 6). QMX Gold Corporation subsequently amalgamated with Eldorado Gold (Quebec) Inc.

(ii) Discontinued operations
A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of, has been abandoned or meets the criteria to be classified as held for sale.
Discontinued operations are presented in the consolidated statement of operations as a separate line.
(3)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(iii) Assets held for sale
Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and gains or losses on subsequent remeasurements are included in the consolidated statement of operations. No depreciation is charged on assets and businesses classified as held for sale.
Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year.
(iv)  Investments in associates
Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies of those entities. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.
Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence commences until the date that significant influence ceases.
When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.
At each statement of financial position date, each investment in associates is assessed for indicators of impairment.
(v)  Transactions with non-controlling interests
For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.
(vi) Transactions eliminated on consolidation
Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.
3.2 Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of Eldorado’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.
(ii)    Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statement of operations.
(4)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.3 Property, plant and equipment
(i)    Cost and valuation
Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the consolidated statement of operations.
(ii)    Property, plant and equipment
Property, plant and equipment includes expenditures incurred on properties under development, significant payments related to the acquisition of land, mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management, including capitalized borrowing costs for qualifying assets.
(iii)    Deferred stripping costs
Stripping costs incurred during the production phase of a surface mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to provide access to additional mineral reserves, in which case the stripping costs are capitalized. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping).
(iv)    Depreciation
Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method. Under this method, capitalized costs are multiplied by the number of tonnes mined, and divided by the estimated recoverable tonnes contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted over the life of the mine.
Management reviews the estimated total recoverable tonnes contained in reserves and resources annually, and when events and circumstances indicate that such a review should be made. To reflect the pattern in which each asset's future economic benefits are expected to be consumed based on current mine plans, inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted, and the amounts of highly probable inferred resources are significant. Changes to estimated total recoverable tonnes contained in reserves and resources are accounted for prospectively.
Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate.
Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful lives of the assets.
Where components of an asset have a different useful life and the cost of the component is significant to the total cost of the asset, depreciation is calculated on each separate component.
Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.
Assets under construction are capitalized as capital works in progress until the asset is available for use. Capital works in progress are not depreciated. Depreciation commences once the asset is complete and available for use.
Certain mineral property, exploration and evaluation expenditures are capitalized and are not subject to depreciation until the property is ready for its intended use.
(5)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(v)    Subsequent costs
Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized and the carrying value of the replaced asset or part of an asset is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.
(vi)    Borrowing costs
Borrowing costs are expensed as incurred except where they are attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete. Interest is ceased to be capitalized during periods of prolonged suspension of construction or development. Borrowing costs are classified as cash outflows from operating activities on the statement of cash flows except for borrowing costs capitalized which are classified as investing activities.
Investment income arising on the temporary investment of proceeds from borrowings specific to qualifying assets is offset against borrowing costs being capitalized.
(vii)    Mine standby costs and restructuring costs
Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs incurred during temporary shutdowns of a mine or a development project.
3.4 Leases
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. Right-of-use assets are presented in property, plant and equipment on the statement of financial position.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company applies judgement to determine the lease term for some lease contracts which contain renewal options.
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months at inception and arrangements for the use of land that grant the
(6)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these arrangements are instead recognized as an expense over the term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company applies judgement in determining whether an arrangement grants the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land.
3.5 Exploration, evaluation and development expenditures
(i)    Exploration
Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licences, prospecting, sampling, mapping, diamond drilling and other work involved in searching for mineral deposits. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licences which are capitalized in property, plant and equipment.
(ii)    Evaluation
Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.
Evaluation expenditures include the cost of:
▪establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities for an ore body that is classified as either a mineral resource or a proven and probable reserve;
▪determining the optimal methods of extraction and metallurgical and treatment processes;
▪studies related to surveying, transportation and infrastructure requirements;
▪permitting activities; and
▪economic evaluations to determine whether development of the mineralized material is commercially viable, including scoping, pre-feasibility and final feasibility studies.
Evaluation expenditures are capitalized if management determines that there is evidence to support the probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected that the technical feasibility and commercial viability of extraction of the mineral resource can be demonstrated considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:
▪There is a probable future benefit that will contribute to future cash inflows;
▪The Company can obtain the benefit and control access to it; and
▪The transaction or event giving rise to the benefit has already occurred.
The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine. On such date, capitalized evaluation costs are assessed for impairment and reclassified to development costs.
(iii)    Development
Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and processing facilities.
(7)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
Expenditures incurred on development projects continue to be capitalized until the mine and mill move into the production stage. The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include, but are not limited to, the following:
▪the level of capital expenditures compared to construction cost estimates;
▪the completion of a reasonable period of testing of mine plant and equipment;
▪the ability to produce minerals in saleable form (within specification); and
▪the ability to sustain ongoing production of minerals.
3.6 Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the consolidated financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.
Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired. Impairment losses on goodwill are not reversed.
Goodwill is allocated to cash-generating units (“CGUs") for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more CGUs to which goodwill has been allocated changes due to a reorganization, the goodwill is reallocated to the units affected.
3.7 Impairment of non-financial assets
Non-financial assets which include property, plant and equipment are reviewed each reporting period for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indicators exist, the Company determines the recoverable amount, and if applicable, recognizes an impairment loss.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal ("FVLCD") and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.
Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.
FVLCD is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, FVLCD is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
(8)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item of mineral property and equipment or CGU is no longer impaired. An impairment charge is reversed through the consolidated statement of operations only to the extent of the asset’s or CGU’s carrying amount that would have been determined net of applicable depreciation, had no impairment loss been recognized.
3.8 Financial assets
(i)    Classification and measurement
The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
The classification of investments in debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.
Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI.
(a) Financial assets at FVTPL
Financial assets carried as FVTPL are initially recorded at fair value with all transaction costs expensed in the consolidated statement of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the consolidated statement of operations in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.
(b) Financial assets at FVTOCI
Investments in equity instruments as FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss). There is no subsequent reclassification of fair value gains and losses to net earnings (loss) following the derecognition of the investment.
(c) Financial assets at amortized cost
Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any provisions for credit losses.
(ii)    Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to 12-month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
(9)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(iii) Derecognition of financial assets
Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the consolidated statement of operations. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).
3.9 Derivative financial instruments and hedging activities
Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. Derivatives embedded in financial liability contracts are recognized separately if they are not closely related to the host contract. Derivatives, including embedded derivatives from financial liability contracts, are recorded on the statement of financial position at fair value and the unrealized gains and losses are recognized in the consolidated statement of operations. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the consolidated statement of operations.
3.10 Inventories
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:
(i)    Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of mineral property, plant and equipment.
Inventory costs are charged to production costs on the basis of quantity of metal sold. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, lead and zinc, cost is allocated between the joint products. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.
Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses. A write-down is recorded when the carrying value of inventory is higher than its net realizable value.
(ii)     Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realizable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.
3.11 Trade receivables
Trade receivables are amounts due from customers for the sale of bullion and metals in concentrate in the ordinary course of business.
Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.
Settlement receivables arise from the sale of metals in concentrate where the amount receivable is finalized on settlement date based on the underlying commodity price. Settlement receivables are classified as fair value through profit and loss and are recorded at each reporting period at fair value based on forward metal prices. Changes in fair value of settlements receivable are recorded in revenue.
(10)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.12 Cash and cash equivalents
Cash and cash equivalents include cash on hand, short term bank deposits and other short-term highly liquid investments with maturities at the date of acquisition of 90 days or less. Cash and cash equivalents are classified as financial assets which are initially measured at fair value and subsequently measured at amortized cost.
3.13 Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.
Trade payables are recognized initially at fair value and subsequently measured at amortized cost.
3.14 Debt and borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost, calculated using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of operations over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs at which time, these transaction costs are included in the carrying value of the amount drawn on the facility and amortized using the effective interest rate method. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period the loan facility to which it relates is available to the Company.
3.15 Current and deferred income tax
Income tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statement of operations except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.
Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is not recorded if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss or on temporary differences relating to the investment in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(11)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.16 Employee benefits
(i)    Defined benefit plans
The Company has defined benefit plans, where the level of benefit provided is based on the length of service and earnings of the person entitled. The cost of the defined benefit plan is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets.
The Company obtains actuarial valuations for defined benefit plans for each statement of financial position date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including rate of salary escalation and expected retirement dates of employees. The discount rate is based on high quality bond yields. The assumption used to determine the interest income on plan assets is equal to the discount rate.
Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the consolidated statement of operations in subsequent periods. Current service cost, the vested element of any past service cost, the interest income on plan assets and the interest arising on the pension liability are included in the consolidated statement of operations.
Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.
(ii)    Defined contribution plans
The Company’s contributions to defined contribution plans are charged to the consolidated statement of operations in the period to which the contributions relate.
(iii) Termination benefits
Termination benefits are recognized when there is a demonstrable commitment to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.
(iv)    Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
3.17 Share-based payment arrangements
Share-based payment arrangements related to stock option awards, deferred share units, equity settled restricted share units and performance share units are measured at fair value. Compensation expense for all stock options awarded to employees is measured based on the fair value of the options on the date of grant which is determined using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is measured based on the quoted market value of the shares. For equity settled performance share units with market based vesting conditions, compensation expense is measured based on the fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold-based securities. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.
The fair value of the options, restricted share units, performance share units and deferred units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest.
(12)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.18 Provisions
Asset retirement obligations
A provision is made for mine restoration and rehabilitation when an obligation is incurred. The provision is recognized as a liability with the corresponding cost included in the asset to which the obligation relates. At each reporting date the asset retirement obligation is remeasured to reflect changes in discount rates, and the timing or amount of the costs to be incurred.
The provision recognized represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of asset retirement obligations. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activities.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognized in the consolidated statement of financial position by adjusting both the asset retirement obligation and related assets. Such changes result in changes in future depreciation and financial charges. Changes to the estimated future costs for sites that are closed, inactive, or where the related asset no longer exists, are recognized in the consolidated statement of operations.
Other provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
3.19 Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.
3.20 Revenue recognition
Revenue is generated from the production and sale of doré, bullion and metals in concentrate. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.
Revenue from the sale of doré, bullion and metals in concentrates is measured based on the consideration specified in the contract with the customer. The Company recognizes revenue when it transfers control of the product to the customer and has a present right to payment for the product.
(i) Metals in concentrate
Control over metals in concentrates is transferred to the customer and revenue is recognized when the product is considered to be physically delivered to the customer under the terms of the customer contract. This is typically when the concentrate has been placed on board a vessel for shipment or delivered to a location specified by the customer.
Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received, based on the respective metal's forward price at the expected settlement date. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in the forward prices until the date of final metal pricing. These subsequent changes in the fair value of the settlement receivable are recorded in revenue separate from revenue from contracts with customers.
(13)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
Provisional invoices for metals in concentrate sales are typically issued shortly after or on the passage of control of the product to the customer and the Company receives 90 - 95% of the provisional invoice at that time. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.
(ii) Metals in doré
The Company sells doré directly to refiners, or, refiners may receive doré from the Company to refine the materials on the Company’s behalf and arrange for sale of the refined metal.
In the Turkey operating segment, refined metals are sold at spot prices on the Precious Metal Market of the Borsa Istanbul. Sales proceeds are collected within several days of the completion of the sale transaction. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Precious Metal Market of the Borsa Istanbul.
In the Canada segment, doré and refined metals are sold at spot prices with sales proceeds collected within several days of the sales transaction. Control is typically transferred to the customer and revenue recognized upon delivery to a location specified by the customer.
3.21 Finance income and expenses
Finance income includes interest income on funds invested (including financial assets carried at FVTPL) and changes in the fair value of financial assets at FVTPL. Interest income is recognized as it accrues in the consolidated statement of operations, using the effective interest method.
Finance expenses include borrowing costs, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in the consolidated statement of operations using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.
3.22 Earnings (loss) per share
The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise share options, restricted share units and performance share units granted to employees.

4. Judgements and estimation uncertainty
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable mineral reserves and mineral resources, inventory, asset retirement obligations and current and deferred taxes.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.

(14)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
4. Judgements and estimation uncertainty (continued)
(i) Valuation of property, plant and equipment and goodwill
Property, plant and equipment and goodwill are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Goodwill is tested at least annually.
Calculating the recoverable amount, including estimated FVLCD of CGUs for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices, and estimates of the fair value of mineral properties beyond proven and probable reserves.
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
(ii) Estimated recoverable mineral reserves and mineral resources
Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable mineral reserves and mineral resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statement of operations and the carrying value of the asset retirement obligation.
(iii) Inventory
The Company considers ore stacked on its leach pads and in process at its mines as work-in-process inventory and includes them in production costs based on ounces of gold or tonnes of concentrate sold, using the following assumptions in its estimates:
▪the amount of gold and other metals estimated to be in the ore stacked on the leach pads;
▪the amount of gold expected to be recovered from the leach pads;
▪the amount of gold and other metals in the processing circuits;
▪the amount of gold and other metals in concentrates; and
▪the gold and other metal prices expected to be realized when sold.
If these estimates or assumptions are inaccurate, the Company could be required to write down the value it has recorded on its work-in-process inventories, which would reduce earnings and working capital.
(iv) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment. Adjustments to the carrying amounts of related items of property, plant and equipment can result in a change to future depreciation expense.

(15)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
4. Judgements and estimation uncertainty (continued)
(v) Deferred taxes
Judgements and estimates of recoverability are required in assessing whether deferred tax assets recognized on the consolidated statement of financial position are recoverable which is based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled, which requires judgement.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
The Company operates in multiple tax jurisdictions and judgement is required in the application of income tax legislation in these jurisdictions. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.

5. Adoption of new accounting standards
(a) Current adoption of new accounting standards
The following amendments to existing standards have been adopted by the Company commencing January 1, 2021:
Interest rate benchmark reform - Phase 2
In August 2020, the IASB published the Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts, and IFRS 16 Leases. The Phase 2 amendments address issues that may affect financial reporting related to financial instruments and hedge accounting resulting from the reform of an interest rate benchmark. The amendments are effective for annual periods beginning on or after January 1, 2021. There was no material impact on the consolidated financial statements from the adoption of this amendment.
(b) New standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the narrow scope amendments on the date they become effective and is currently evaluating the impact of the amendments on its consolidated financial statements.

(16)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
5. Adoption of new accounting standards (continued)
Deferred tax related to assets and liabilities arising from a single transaction
In May 2021, the IASB published a narrow scope amendment to IAS 12 Income taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the amendment on the date it becomes effective and is currently evaluating the impact of the amendment on its consolidated financial statements.
(c) Change in estimate
The Company changed its estimate relating to total recoverable tonnes used to determine the depreciation, depletion and amortization of mineral properties and certain capitalized mine development costs, capitalized stripping costs, plant and mining assets whose estimated useful life is the same as the remaining life of the mine. Until December 31, 2020, the carrying amounts of these assets were depreciated, depleted or amortized over estimated recoverable tonnes of proven and probable mineral reserves. Effective January 1, 2021, total estimated recoverable tonnes for applicable mines also include a portion of inferred mineral resources considered to be highly probable to be economically extracted over the life of the mine. This change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be consumed based on the current mine plans and was made as a result of increased experience in the conversion of inferred resources into proven and probable reserves for the applicable mines. Inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted.
This change in accounting estimate will result in lower depreciation expense per tonne mined. However, because the depreciation recorded in future periods depends on the volume of tonnes mined during those periods, the Company is not able to accurately estimate the impact of this change in estimate on future periods.
(d) Presentation of interest paid on the statements of cash flows
Effective September 30, 2021, the Company voluntarily changed its accounting policy to classify cash paid for interest on the statement of cash flows as a financing activity rather than an operating activity. The change in accounting policy has been adopted in accordance with IAS 8, as IAS 7 provides a policy choice to classify interest paid as an operating activity or financing activity. Following the refinancing of the Company's debt in August 2021 (Note 17), the policy change more accurately reflects the nature of these cash flows, resulting in more relevant information to the financial statement users. The comparative figures in the consolidated statements of cash flows have been restated to reflect the retrospective application of this change in accounting policy.
(e) Attribution of pension benefits to periods of service
Effective December 31, 2021, the Company changed the service periods to which it attributes benefits relating to its defined benefit obligations in Greece and in accordance with an IFRS Interpretations Committee ("IFRIC") Agenda Decision issued in May 2021 Attributing Benefit to Periods of Service (IAS 19). The change resulted in a decrease in the employee benefit plan obligation. Comparative amounts as at and for the year ended December 31, 2020 have been restated to reflect the retrospective application of this change including a decrease of $10,865 to employee benefit plan obligations, an increase of $2,390 to deferred income tax liabilities and a decrease of $8,475 to accumulated other comprehensive loss.

(17)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
6. Acquisition of QMX Gold Corporation
On April 7, 2021, the Company completed the acquisition of all of the outstanding common shares of QMX Gold Corporation ("QMX") not already owned by the Company by way of a plan of arrangement ("Arrangement"). Under the terms of the Arrangement, each shareholder other than Eldorado received, for each QMX share held, (i) CDN $0.075 in cash and (ii) 0.01523 of an Eldorado common share. QMX has interests in mineral properties in the Canadian province of Québec in proximity to the Company’s Lamaque operations and the Company owned 68,125,000 shares of QMX, or approximately 16% of QMX shares outstanding, prior to completion of the Arrangement.
On closing of the acquisition, QMX’s assets consisted primarily of mineral properties that do not yet contain proven and probable reserves. As QMX did not have processes capable of generating outputs and did not include an organized workforce, the Company determined that QMX did not meet the definition of a business in accordance with IFRS 3, Business Combinations, and as a result the acquisition has been accounted for as an asset acquisition.
The cost of the acquisition was allocated to the individual assets acquired and liabilities assumed. The fair value of the mineral properties acquired was measured using a market comparison approach considering observable comparable transactions in a similar jurisdiction and stage of exploration. The deferred income tax assets primarily relate to loss carry-forwards for which fair value was determined based on the extent of anticipated future taxable income that can be reduced by the tax losses.
The purchase price is allocated to the identifiable assets acquired and liabilities assumed, based upon their relative fair values at the date of acquisition. The Company's previously-held 16% interest in QMX was accounted for at its carrying amount of $2,323 and not remeasured to fair value, in accordance with the Company's accounting policy where previously-held interests are measured at cost.
The allocation of the consideration paid to the assets and liabilities of QMX is as follows:

Consideration paid:
Share consideration	$63,806
Cash consideration	21,988
Cost of shares previously acquired	2,323
Transaction costs	1,659
QMX warrants outstanding	1,130
Total purchase price	$90,906

Net cash paid of $19,336 included cash consideration of $21,988, transaction costs of $1,659 and is net of $4,311 cash acquired. QMX warrants include unexpired warrants for which, upon exercise, warrant holders will receive similar consideration as for QMX common shares. Shares of the Company totalling $1,841 were issued in June 2021 upon the exercise of the majority of these warrants.

Fair value of net assets acquired:
Cash	$4,311
Mineral property and property, plant and equipment	82,858
Other assets	1,773
Deferred income tax asset	14,122
Asset retirement obligation	(3,252)
Accounts payable and accrued liabilities	(8,906)
Total purchase price	$90,906

(18)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
7. Discontinued operations
On October 27, 2021, the Company completed a sale of the Tocantinzinho project, a non-core gold asset. Consideration includes:
•$20,000 cash and 46,926,372 shares of G Mining Ventures Corp ("GMIN"), or approximately 19.9% of GMIN shares outstanding; and
•deferred cash consideration of $60,000 to be paid subject to Tocantinzinho achieving commercial production, payable on the first anniversary of commercial production ("Deferred Consideration").
The purchaser has the option to defer 50% of the Deferred Consideration at a cost of $5,000, in which case $30,000 is payable upon the first anniversary of the commencement of commercial production and $35,000 is payable upon the second anniversary of the commencement of commercial production. The Company has not recorded any consideration for these contingent payments.
The sale represents the net assets in the Company's Brazil reporting segment. As a result, the project has been presented as a discontinued operation as at December 31, 2021. The gain on disposition includes the following:

Net proceeds:
Cash received	$20,000
Shares received	33,036
Disposal costs incurred	(1,279)
Working capital changes	59
$51,816
Net assets sold:
Cash	$340
Accounts receivable and other	1,101
Property, plant and equipment	47,466
Accounts payable and accrued liabilities	(331)
Capital lease obligations	(92)
$48,484

Gain on disposition of Tocantinzinho	$3,332

Prior to closing the sale of the Tocantinzinho project, the Company recorded impairment of $160,140 on Tocantinzinho to recognize the mineral properties and capitalized development at their estimated fair value, based on the plan to sell the asset. The fair value of the disposal group was initially reduced to $48,000, which reflected the estimated cash and share consideration, less costs of disposal.

(19)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
7. Discontinued operations (continued)
The results from operations from the Brazil reporting segment include:

	Year ended December 31,
	2021	2020

Expenses	$(1,004)	$(3,763)
Impairment of property and equipment	(160,140)	—
Gain on disposition of Tocantinzinho	3,332	—
Gain on disposition of Vila Nova	—	2,451
Loss from operations	(157,812)	(1,312)
Income tax (recovery) expense	(11,010)	5,040
Loss from discontinued operations, net of tax attributable to shareholders of the Company	$(146,802)	$(6,352)

Basic loss per share attributable to shareholders of the Company	$(0.81)	$(0.04)
Diluted loss per share attributable to shareholders of the Company	$(0.81)	$(0.04)

In September 2020, the Company sold Vila Nova for proceeds of $10,000. As at the date of sale, Vila Nova assets held for sale were $11,800 and liabilities associated with assets held for sale were $4,251, resulting in a gain on disposition of $2,451.

8. Cash and cash equivalents

	December 31, 2021	December 31, 2020

Cash	$401,327	$371,057
Short-term bank deposits	80,000	80,905
	$481,327	$451,962

9. Accounts receivable and other

	December 31, 2021	December 31, 2020

Trade receivables	$23,020	$35,649
Value added tax and other taxes recoverable	17,782	12,171
Other receivables and advances	9,946	8,938
Prepaid expenses and deposits	17,834	16,264
Marketable securities	163	194
	$68,745	$73,216

(20)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
10. Inventories

	December 31, 2021	December 31, 2020

Ore stockpiles	$10,097	$6,327
In-process inventory and finished goods	63,513	68,984
Materials and supplies	104,553	88,824
	$178,163	$164,135

In 2021, inventories of $386,900 (2020 – $367,310) were recognized as an expense during the year and included in cost of sales.
During the year ended December 31, 2021, charges of $nil were recognized in production costs to reduce the cost of lead and zinc concentrate inventory to net realizable value. During the year ended December 31, 2020, charges of $2,122 and $206 were recognized in production costs and depreciation, respectively, to reduce the cost of lead and zinc concentrate inventory at Stratoni to net realizable value.

11. Other assets

	December 31, 2021	December 31, 2020

Long-term value added tax and other taxes recoverable	$38,822	$32,148
Prepaid forestry fees	1,824	2,655
Prepaid loan costs	2,020	2,191
Investment in marketable securities and debt securities	59,849	—
Other	1,508	2,568
	$104,023	$39,562

Included in investments in marketable securities are investments in Probe Metals Inc. and investments in GMIN. In July 2021, the Company acquired 11.5% of the outstanding common shares of Probe Metals Inc. for cash consideration of CDN $23,691 ($18,654). The investments in marketable securities and debt securities are recorded at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income (loss).

(21)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
12. Non-controlling interests
The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests (“NCI”). The amounts disclosed for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations. As the Company purchased the remaining 5% interest in Hellas in 2020, the carrying value is nil at December 31, 2020 and 2021. The non-controlling interest portion of the income statement and statement of cash flow amounts for Hellas prior to the acquisition in 2020 are presented in the table below.

	December 31, 2021	December 31, 2020
	Deva	Hellas	Deva
NCI percentage	19.5%	0% (1)	19.5%

Current assets	$2,638	$—	$3,178
Non-current assets	422,789	—	412,251
Current liabilities	(209)	—	(235)
Non-current liabilities	(178,984)	—	(322,454)
Net assets	$246,234	$—	$92,740

Carrying amount of NCI	$67,294	$—	$37,520

Cash flows used in operating activities	$(3,683)	$(6,535)	$(3,750)
Cash flows generated from (used in) investing activities	—	(16,708)	10
Cash flows generated from financing activities	2,917	18,927	4,754
Net (decrease) increase in cash and cash equivalents	$(766)	$(4,316)	$1,014

Revenue	$—	$65,781	$—
Net earnings (loss) and comprehensive income (loss)	9,297	(33,824)	(27,604)
Net earnings (loss) allocated to NCI	1,813	(1,691)	(5,383)
(1)The Company purchased the remaining 5% non-controlling interest in Hellas on May 11, 2020.

In December 2021, the Company made a non-cash, non-reciprocal capital contribution to Deva Gold S.A. ("Deva"), an 80.5% owned subsidiary holding the Certej development project. The Company's ownership interest in Deva remained unchanged. As a result, total equity attributable to non-controlling interests was increased by $27,961 and contributed surplus was reduced by a corresponding amount.
On May 11, 2020, the Company purchased the remaining 5% interest in Hellas, a subsidiary of the Company, for cash consideration of $7,500. Hellas operates the Olympias and Stratoni mines and holds the Skouries project. Additional consideration may become payable under certain circumstances but is not expected to be material. As Hellas was controlled by the Company prior to the acquisition, $4,172 was recorded in contributed surplus representing the difference between the cash consideration and the carrying value of the non-controlling interest at the date of purchase.
Net loss allocated to NCI in the consolidated statement of operations includes $1,499 related to non-material subsidiaries (2020 – $106). The carrying value of the NCI related to non-material subsidiaries is $2,263 (2020 – $3,353).
(22)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
13. Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties	Capitalized Evaluation	Total
Cost
Balance at January 1, 2020	$242,511	$2,319,388	$83,078	$4,103,005	$96,707	$6,844,689
Additions/transfers	14,737	82,285	61,135	55,971	2,115	216,243
Write-down of assets	—	—	(40,030)	—	—	(40,030)
Other movements/transfers	1,841	22,371	(20,594)	(2,217)	(28)	1,373
Disposals	(402)	(10,297)	(76)	—	(102)	(10,877)
Balance at December 31, 2020	$258,687	$2,413,747	$83,513	$4,156,759	$98,692	$7,011,398

Additions/transfers	$12,204	$80,760	$134,237	$85,607	$3,256	$316,064
Acquisition of QMX Gold Corporation	2,357	1,649	—	78,852	—	82,858
Impairment	—	—	(3,923)	—	—	(3,923)
Write-down of assets	—	(3,520)	—	(3,610)	—	(7,130)
Other movements/transfers	(2,539)	96,476	(104,014)	(870)	—	(10,947)
Assets disposed of in the sale of Tocantinzinho	—	(3,693)	—	(108,282)	(98,595)	(210,570)
Disposals	(1,638)	(10,511)	—	(983)	(16)	(13,148)
Balance at December 31, 2021	$269,071	$2,574,908	$109,813	$4,207,473	$3,337	$7,164,602

Accumulated depreciation
Balance at January 1, 2020	$(58,778)	$(1,024,583)	$—	$(1,670,076)	$—	$(2,753,437)
Depreciation for the year	(13,898)	(132,735)	—	(71,315)	—	(217,948)
Other movements	(125)	(1,985)	—	247	—	(1,863)
Disposals	54	3,880	—	115	—	4,049
Balance at December 31, 2020	$(72,747)	$(1,155,423)	$—	$(1,741,029)	$—	$(2,969,199)

Depreciation for the year	$(8,736)	$(127,795)	$—	$(66,280)	$—	$(202,811)
(Impairment) reversal	—	(10,939)	—	936	—	(10,003)
Other movements	771	8,940	—	1,198	—	10,909
Assets disposed of in the sale of Tocantinzinho	—	2,964	—	—	—	2,964
Disposals	1,121	5,627	—	1	—	6,749
Balance at December 31, 2021	$(79,591)	$(1,276,626)	$—	$(1,805,174)	$—	$(3,161,391)

Carrying amounts
At January 1, 2020	$183,733	$1,294,805	$83,078	$2,432,929	$96,707	$4,091,252
At December 31, 2020	$185,940	$1,258,324	$83,513	$2,415,730	$98,692	$4,042,199
Balance at December 31, 2021	$189,480	$1,298,282	$109,813	$2,402,299	$3,337	$4,003,211

(23)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
13. Property, plant and equipment (continued)
In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment, from both external and internal sources, at the end of each reporting period. If such indicators of impairment exist for any CGUs, those CGUs are tested for impairment. The recoverable amounts of the Company’s CGUs are based primarily on the net present value of future cash flows expected to be derived from the CGUs. The recoverable amount used by the Company represents each CGU’s FVLCD, a Level 3 fair value measurement, as it was determined to be higher than value in use.
(i)Olympias
In December 2020, as a result of more stable production volumes at the Olympias mine which provided a more reliable basis to estimate future results, the Company updated its unit cost estimates and mining assumptions used for estimating reserves, including increased mining dilution and decreased mining recovery. These factors resulted in an increase in cut-off values and led to a 23% decrease in proven and probable reserves, which the Company considered to indicate a potential impairment for Olympias. Using a FVLCD approach, the Company assessed the recoverable amount of the Olympias CGU as at December 31, 2020. Based on its assessment, the Company determined that no impairment loss or reversal of impairment for the Olympias CGU was required.
In December 2021, the Company announced a further 12% decrease in proven and probable reserves at Olympias due to mining method optimization and exclusion of remnant mining zones that will require further engineering studies. The Company considered this decrease to indicate a potential impairment for Olympias. Using a FVLCD approach, the Company assessed the recoverable amount of the Olympias CGU as at December 31, 2021. Based on its assessment, the Company determined that no impairment loss or reversal of impairment for the Olympias CGU was required.
The significant assumptions used for determining the recoverable amount of the Olympias CGU are reflected in the table below. Management used judgement in determining estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices and estimates of the fair value of mineral properties beyond proven and probable reserves. Metal pricing assumptions were based on consensus forecast pricing and discount rates were based on a weighted average cost of capital, adjusted for country and other risks specific to the CGU. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

	2021	2020
Gold price ($/oz)	$1,800 - $1,550	$1,850 - $1,550
Silver price ($/oz)	$24 - $21	$25 - $21
Lead price ($/t)	$2,150 - $2,050	$2,000 - $1,975
Zinc price ($/t)	$2,825 - $2,500	$2,575 - $2,400
Discount rate	6.0% - 6.5%	6.0% - 6.5%
In advance of signing an amended investment agreement with the Hellenic Republic in early 2021, the Company determined that certain of its capital works in progress at Olympias would no longer be required and will not be completed. Accordingly, capitalized costs of $40,030 were recorded as a write-down of assets as at December 31, 2020.
(ii)Stratoni
On October 15, 2021, the Company announced that operations at Stratoni would be suspended. Following further economic review, planning has commenced to transfer the mine and processing facilities to care and maintenance in 2022. As a result, impairment of $13,926, primarily related to capitalized underground development, was recorded in the year ended December 31, 2021.

(24)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
14. Goodwill
As of December 31, 2021 all goodwill relates to the Lamaque CGU. Goodwill is tested for impairment annually on December 31 and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of the CGU. The recoverable amount of the Lamaque CGU is based on the net present value of future cash flows expected to be derived from the CGU. The recoverable amount used by the Company represents the CGU’s FVLCD, a Level 3 fair value measurement, as it was determined to be higher than value in use.
The significant assumptions used for determining the recoverable amount of goodwill in the Lamaque CGU are reflected in the table below. Management used judgement in determining estimates and assumptions with respect to discount rates, future production levels including amounts of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices and estimates of the fair value of mineral properties beyond proven and probable reserves. Metal pricing assumptions were based on consensus forecast pricing, and the discount rates were based on a weighted average cost of capital, adjusted for country risk and other risks specific to the CGU. Cash flows were projected through to 2030. Changes in any of the assumptions or estimates used in determining the fair values could impact the recoverable amount of goodwill analysis.

	2021	2020

Gold price ($/oz)	$1,800-$1,550	$1,850 - $1,550
Discount rate	5% - 6%	5% - 6%

The estimated recoverable amount of the Lamaque CGU including goodwill exceeded its carrying amount as at December 31, 2021 by approximately $282,000. Impairment would result from a decrease in the long-term gold price of $300 per ounce, or an increase in operating expenditures by 25%.
(25)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
15. Leases and right-of-use assets
As a lessee, the Company leases various assets including mobile mine equipment, office and properties. These right-of-use assets are presented as property, plant and equipment.

	Right-of-use Land and buildings	Right-of-use Plant and equipment	Total
Cost
Opening balance at January 1, 2020	$8,107	$26,400	$34,507
Additions	6,922	4,372	11,294
Disposals	(474)	(931)	(1,405)
Balance at December 31, 2020	$14,555	$29,841	$44,396
Additions	815	7,513	8,328
Disposals	(754)	(2,117)	(2,871)
Balance at December 31, 2021	$14,616	$35,237	$49,853

Accumulated depreciation
Opening balance at January 1, 2020	$(1,184)	$(4,554)	$(5,738)
Depreciation for the year	(1,200)	(5,926)	(7,126)
Disposals	81	206	287
Balance at December 31, 2020	$(2,303)	$(10,274)	$(12,577)
Depreciation for the year	(1,526)	(6,495)	(8,021)
Disposals	438	380	818
Balance at December 31, 2021	$(3,391)	$(16,389)	$(19,780)

Right-of-use assets, net carrying amount at December 31, 2020	12,252	19,567	31,819
Right-of-use assets, net carrying amount at December 31, 2021	$11,225	$18,848	$30,073

Interest expense on lease liabilities is disclosed in Note 20(b) and the cash payments for the principal portion of lease liabilities is presented on the Consolidated Statement of Cash Flow. The Company's future obligations related to lease liabilities is disclosed in Note 26.

16. Accounts payable and accrued liabilities

	December 31, 2021	December 31, 2020

Trade payables	$71,011	$65,060
Taxes payable	19,182	10,997
Accrued expenses	105,141	103,315
	$195,334	$179,372

(26)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
17. Debt

	December 31, 2021	December 31, 2020
Senior notes due 2029, net of unamortized transaction fees of $6,783 and initial redemption option of $4,652 (Note 17 (a))	$497,868	$—
Senior secured notes due June 2024, net of unamortized discount and transaction fees of $8,680 and initial redemption option of $1,373 (Note 17 (c))	—	226,647
Term loan, net of unamortized transaction costs of $1,491 (Note 17 (b))	—	131,842
Revolving credit facility (Note 17 (b))	—	150,000
Redemption option derivative asset (Note 17 (a),(c))	(8,105)	(7,357)
	$489,763	$501,132
Less: Current portion	—	66,667
Long-term portion	$489,763	$434,465

	2021			2020
	Senior notes due 2029	Senior notes due 2024 and term loan	Revolving credit facility	Senior notes due 2024 and term loan	Revolving credit facility

Balance beginning of year	$—	$351,132	$150,000	$479,732	$—

Financing cash flows related to debt:
Redemption of Senior notes due 2024	—	(233,953)	—	(66,047)	—
Repayment of term loan	—	(133,333)	—	(66,667)	—
Proceeds from (repayment of) revolving credit facility	—	—	(150,000)	—	150,000
Proceeds from Senior secured notes due 2029, net of discount	500,000	—	—	—	—
Proceeds from term loan	—	—	—	—	—
Loan financing costs	(7,009)	—	—	—	—
Total financing cash flows related to debt	$492,991	$(367,286)	$(150,000)	$(132,714)	$150,000

	$492,991	$(16,154)	$—	$347,018	$150,000

Non-cash changes recorded in debt:
Amortization of discount and transaction costs of Senior secured notes due 2024 due to early redemption	$—	$7,969	$—	$2,286	$—
Amortization of financing fees and discount relating to Senior secured notes due 2024 and term loan	—	2,201	—	3,588	—
Change in fair value of redemption option derivative asset relating to Senior secured notes due 2024	—	5,984	—	(1,760)	—
Amortization of financing fees and prepayment option relating to Senior notes due 2029	71	—	—	—	—
Change in fair value of redemption option derivative asset relating to Senior notes due 2029	(3,299)	—	—	—	—

Balance end of year	$489,763	$—	$—	$351,132	$150,000
(27)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
17. Debt (continued)
(a) Senior Notes due 2029
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the "senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, beginning on March 1, 2022. The Company received $496,250 from the offering, which is net of commission payment and certain transaction costs paid to or on behalf of the lenders totaling $3,750 The debt is also presented net of transaction costs of $3,259 incurred directly by the Company in conjunction with the offering. The commission payment and transaction costs will be amortized over the term of the senior notes and included as finance costs. Net proceeds from the senior notes were used in part to redeem the Company's outstanding 9.5% senior secured second lien notes that were due 2024 (“the senior secured notes”) and to repay all outstanding amounts under the Company's senior secured term loan and revolving credit facility.
The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tüprag Metal, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The senior notes are redeemable by the Company in whole or in part, for cash:
i.At any time prior to September 1, 2024 at a redemption price equal to 100% of the aggregate principal amount of the senior notes, accrued and unpaid interest and a premium at the greater of 1% of the principal value of the notes to be redeemed, or the present value of remaining interest to September 1, 2024 discounted at the treasury yield plus 50 basis points.
ii.At any time prior to September 1, 2024, up to 40% of the original aggregate principal amount of the senior notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.25% of the aggregate principal amount of the senior notes redeemed, plus accrued and unpaid interest.
iii.On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the senior notes:
September 1, 2024     103.125%
September 1, 2025     101.563%
September 1, 2026 and thereafter     100.000%
The redemption features described above constitute an embedded derivative which was separately recognized at its fair value of $4,806 on initial recognition of the senior notes and recorded in other assets. The embedded derivative is classified as fair value through profit and loss. The increase in fair value in the year ended December 31, 2021 is $3,299, which is recognized in finance costs.
During the year ended December 31, 2021, the Company paid $971 (2020 - $1,344) to Tüprag, a subsidiary, relating to guarantee fees.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at December 31, 2021.
The fair market value of the senior notes as at December 31, 2021 is $508,405.
(b) Senior Secured Credit Facility
In May 2019, the Company executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consisted of the following:
(i)A $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020.
(ii)A $250 million revolving credit facility with a maturity date of June 5, 2023.
(28)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
17. Debt (continued)
On March 30, 2020, the Company drew $150,000 under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the novel coronavirus ("COVID-19") pandemic. The Company repaid $50,000 of the revolving credit facility draw in June 2021 and repaid the remaining $100,000 in August 2021, using a portion of the proceeds from the offering of the senior notes. The revolving credit facility bore interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid.
As at December 31, 2021, the Company has outstanding non-financial (Greece) and financial (Canada) letters of credit of EUR 58,216 and CDN $426, totaling $66,417 (December 31, 2020 - EUR 57,600 and CDN $400, totaling $70,800). The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations. In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduced credit availability under the revolving credit facility, thereby increasing the availability under the facility. An early repayment of $11,100 of principal as part of the scheduled semi-annual payment on the term loan was made in February 2021 in conjunction with this amendment, and in June 2021, the Company completed the remaining scheduled $22,233 semi-annual payment on the term loan.
On October 15, 2021, the Company replaced the TARCA and executed a $250 million amended and restated fourth senior secured credit facility (“the fourth amended and restated credit agreement” or “Fourth ARCA”) with an option to increase the available credit by $100 million through an accordion feature, and with a maturity date of October 15, 2025.
The Fourth ARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, or sell material assets. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants as at December 31, 2021.
The Fourth ARCA is secured on a first lien basis by a general security agreement from the Company, including the real property of the Company and Eldorado Gold (Quebec) Inc. in Canada, as well as the shares of each of SG Resources B.V., Tüprag Metal, Eldorado Gold (Netherlands) BV and Eldorado Gold (Quebec) Inc., all wholly owned subsidiaries of the Company.
Under the Fourth ARCA, the revolving credit facility bears interest at LIBOR plus a margin of 2.125% – 3.25% for amounts drawn, the undrawn portion of the facility incurs standby fees of 0.47813% - 0.73125%, and letters of credit not secured under the revolving credit facility bear interest at 0.90% - 1.33%. In each case, interest or fees are dependent on a net leverage ratio pricing grid. The Fourth ARCA includes terms to replace LIBOR with a benchmark rate based on the secured overnight financing rate ("SOFR") upon the discontinuance of interbank offered rates.
As at December 31, 2021, the Company's current interest charges and fees are as follows: LIBOR plus margin of 2.125% on any amounts drawn from the revolving credit facility, 2.125% on the financial letters of credit secured by the revolving credit facility, 1.03% on the non-financial letters of credit and standby fees of 0.47813% on the available and undrawn portion of the revolving credit facility.
(c) Senior Secured Second Lien Notes due 2024
Following partial redemptions of the senior secured notes in 2020, the remaining $233,953 principal was redeemed in whole for cash by the Company on September 9, 2021 using proceeds from the senior notes. $21,400 of redemption premium and $6,050 of accrued interest were paid upon redemption and $6,976 of unamortized original discount and deferred financing costs relating to the senior secured notes were expensed as finance costs upon redemption. An embedded derivative asset of $500 relating to redemption options in the senior secured notes was also written-off to finance costs upon redemption.

(29)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
18. Asset retirement obligations

	Turkey	Canada	Greece	Romania	Brazil	Total

At January 1, 2021	$44,816	$12,961	$51,940	$1,661	$—	$111,378
Acquired during the year	—	3,300	—	—	—	3,300
Accretion during the year	608	131	649	24	—	1,412
Revisions to estimate	10,209	(554)	220	11,803	—	21,678
Settlements	(1,039)	—	(1,274)	—	—	(2,313)
At December 31, 2021	$54,594	$15,838	$51,535	$13,488	$—	$135,455
Less: Current portion	—	—	(4,088)	—	—	(4,088)
Long term portion	$54,594	$15,838	$47,447	$13,488	$—	$131,367

Estimated undiscounted amount	$71,404	$18,416	$68,704	$19,062	$—	$177,586

	Turkey	Canada	Greece	Romania	Brazil(1)	Total

At January 1, 2020	$39,196	$12,638	$42,650	$1,533	$—	$96,017
Accretion during the year	753	243	863	34	52	1,945
Revisions to estimate	5,539	80	10,056	94	—	15,769
Settlements	(672)	—	(1,629)	—	—	(2,301)
Disposal	—	—	—	—	(52)	(52)
At December 31, 2020	$44,816	$12,961	$51,940	$1,661	$—	$111,378
Less: Current portion	—	—	(4,701)	—	—	(4,701)
Long term portion	$44,816	$12,961	$47,239	$1,661	$—	$106,677

Estimated undiscounted amount	$56,752	$14,218	$65,564	$2,153	$—	$138,687

(1) The Vila Nova iron ore mine was sold in 2020 and has been presented with discontinued operations (see Note 7).

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of cash flows in respect of the provision is based on the estimated life of the various mining operations. The net increase in the estimate of the obligation in 2021 was mainly due to an update of estimated closure costs for tailings facilities at the Lamaque operations and updates of estimated closure costs at the Efemçukuru mine and Certej project.
(30)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
18. Asset retirement obligations (continued)
The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Turkey	Canada	Greece	Romania
	%	%	%	%
At December 31, 2021
Inflation rate	1.3 to 1.9	1.5	0.7 to 1.9	1.9
Discount rate	1.3 to 1.9	1.5	0.7 to 1.9	1.9

At December 31, 2020
Inflation rate	0.7 to 1.5	0.9	0.4 to 1.7	1.5
Discount rate	0.7 to 1.5	0.9	0.4 to 1.7	1.5

The discount rate is a risk-free rate based on U.S. Treasury bond rates with maturities commensurate with mining operations and projects under development. U.S. Treasury bond rates have been used for all of the mining operations and projects under development as the liabilities are denominated in U.S. dollars and the majority of the expenditures are expected to be incurred in U.S. dollars. Similarly, the inflation rates used in determining the present value of the future net cash outflows are based on estimated U.S inflation rates.
In relation to the asset retirement obligations in Greece, the Company has the following:
(a)A €50,000 Letter of Guarantee to the Ministry of Environment and Energy and Climate Change ("MEECC") as security for the due and proper performance of rehabilitation works committed in relation to the mining and metallurgical facilities of the Kassandra Mines (Olympias, Stratoni and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. This Letter of Guarantee is renewed annually, expires on July 26, 2026 and has an annual fee of 187 basis points.
(b)A €7,500 Letter of Guarantee to the MEECC for the due and proper performance of the Kokkinolakkas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Olympias, Stratoni and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 187 basis points.
(c)Restricted cash of $2,614 (2020 - $2,060) relates to an environmental guarantee deposit posted as security for rehabilitation works primarily in relation to the Lamaque mine.

19. Employee benefit plans

	December 31, 2021	December 31, 2020
Employee benefit plan expense:
Employee Benefit Plans	$2,317	$3,036
Supplemental Pension Plan	—	(187)
	$2,317	$2,849

Actuarial losses recognized in the statement of other comprehensive income (loss) in the year, before tax	$(115)	$(3,440)

Cumulative actuarial losses recognized in the statement of other comprehensive income (loss), before tax	$(29,754)	$(29,639)
(31)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
19. Employee benefit plans (continued)
Defined Benefit Plans
The Company operated a Supplemental Pension Plan ("the SERP"), which was a defined benefit pension plan in Canada with assets held in a Retirement Compensation Arrangement (“RCA”) trust account. The SERP, which was only available to certain qualifying employees, provided benefits that would otherwise have been paid from Eldorado Gold Corporation Pension Plan for Designated Employees if it was not subject to the maximum pension limits under the Income Tax Act (Canada) for registered pension plans.
On December 13, 2019, the Company resolved to wind-up the SERP. Each member’s entitlement was crystallized in 2019 and the SERP's defined benefit obligation changed from a monthly lifetime pension payment to a known one-off lump sum payment. The lump sum payments to members were made in stages. Initial partial lump sum payments were made to retired members in December 2019, a second installment was made in September 2020, and a final installment was made in 2021. The Company received a refund of the remaining assets in the SERP on September 28, 2021. As a result, $5,793 was received in cash and is presented on the statement of cash flow as a component of employee benefit plan payments received.
Subsidiaries Employee Benefit Plans
According to the Greek and Turkish labour laws, employees are entitled to compensation in case of dismissal or retirement, the amount of which varies depending on salary, years of service and the manner of termination (dismissal or retirement). Employees who resign or are dismissed with cause are not entitled to compensation. The Company considers this a defined benefit obligation. Amounts relating to these employee benefit plans have been included in the tables in this note under “Employee Benefit Plan” when applicable.
The amounts recognized in the consolidated statement of financial position for all pension plans are determined as follows:

	December 31, 2021	December 31, 2020
	Employee benefit plans	Employee benefit plans	SERP	Total

Present value of obligations	$(8,942)	$(11,109)	$(2,721)	$(13,830)
Fair value of plan assets	—	—	8,470	8,470
Asset (liability) on statement of financial position	$(8,942)	$(11,109)	$5,749	$(5,360)
(32)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
19. Employee benefit plans (continued)
The movement in the present value of the employee benefit obligations over the years is as follows:

	2021			2020
	Employee benefit plans	SERP	Total	Employee benefit plans	SERP	Total

Balance at January 1,	$(11,109)	$(2,721)	$(13,830)	$(9,317)	$(18,366)	$(27,683)
Current service cost	(2,070)	—	(2,070)	(2,446)	—	(2,446)
Past service cost	113	—	113	—	—	—
Interest cost	(549)	—	(549)	(639)	(547)	(1,186)
Actuarial (loss) gain	(115)	—	(115)	(2,664)	548	(2,116)
Assets distributed on settlement (1)	—	—	—	3,146	14,945	18,091
Benefit payments	1,049	2,740	3,789	1,172	180	1,352
Exchange gain (loss)	3,739	(19)	3,720	(361)	519	158
Balance at December 31,	$(8,942)	$—	$(8,942)	$(11,109)	$(2,721)	$(13,830)
(1)Assets distributed on settlement are related to the wind-up and settlement of the registered pension plans and supplemental pension plans in Canada.

The movement in the fair value of plan assets over the years is as follows:

	2021	2020
	SERP	Employee benefit plans	SERP	Total

At January 1,	$8,470	$1,958	$24,610	$26,568
Interest income on plan assets	—	42	736	778
Actuarial gain (loss)	—	59	(1,383)	(1,324)
Contributions by employer	—	1,281	—	1,281
Assets distributed on settlement (2)	(8,470)	(3,141)	(14,945)	(18,086)
Benefit payments	—	(138)	(180)	(318)
Exchange loss	—	(61)	(368)	(429)
At December 31,	$—	$—	$8,470	$8,470
(2)Assets distributed on settlement are related to the wind-up and settlement of the registered pension plans and supplemental pension plans in Canada.
(33)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
19. Employee benefit plans (continued)
During 2021, the SERP plan was wound up and the Company received a refund of the remaining assets. As there are no remaining assets at December 31, 2021, the actual return on plan assets was nil (2020 – loss of $546). As at December 31, 2020, the defined benefit plan's weighted average asset allocation percentages were 80% in money market funds and 20% held by the Canada Revenue Agency refundable tax account.
The principal actuarial assumptions used were as follows:

	2021		2020
	Employee benefit plans		Employee benefit plans			SERP
	Greece	Turkey	Greece	Turkey	Canada	Canada
	%	%	%	%	%	%

Expected return on plan assets	—	—	—	—	3.1	3.1
Discount rate - beginning of year	0.4	12.8	0.9	13.0	3.1	3.1
Discount rate - end of year	1.0	19.0	0.4	12.8	—	3.1
Rate of salary escalation	1.7	15.0	1.7	8.5	—	—

The sensitivity of the overall pension obligation to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall obligation
Discount rate	Increase by 0.5%	Decrease by $166
	Decrease by 0.5%	Increase by $199
Salary escalation rate	Increase by 0.5%	Increase by $194
	Decrease by 0.5%	Decrease by $163

(34)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
20. Other income (expense) and finance costs

(a) Other income (expense)	December 31, 2021	December 31, 2020

Interest income and other income	$2,830	$1,310
Gain on disposal of mining licenses	7,296	—
Flow-through shares renouncement	3,702	—
Asset retirement obligation provision for closed facility	(1,566)	—
Loss on disposal of assets	(2,318)	(4,631)
	$9,944	$(3,321)

In May 2021, the Company recognized other income of $7,296 from the sale of mining licenses in Turkey, which had a carrying value of nil. Consideration for the sale was received in 2021.

(b) Finance costs	December 31, 2021	December 31, 2020

Interest cost on senior notes due 2029	$11,008	$—
Interest cost on senior secured notes due 2024	17,014	29,486
Interest cost on term loan	2,456	6,380
Other interest and financing costs	4,131	4,380
Senior secured notes redemption premium	21,400	6,275
Amortization of discount and transaction costs of senior secured notes and TARCA due to early redemption	9,700	2,286
Loss (gain) on redemption option derivative (Note 17(a))	2,685	(1,760)
Interest expense on lease liabilities	2,003	1,934
Asset retirement obligation accretion	1,412	1,893
	$71,809	$50,874

(35)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
21. Income taxes
Total income tax expense consists of:

	December 31, 2021	December 31, 2020

Current tax expense	$90,174	$88,575
Deferred tax expense (recovery)	49,796	(6,214)
	$139,970	$82,361

Income tax expense (recovery) attributable to each geographical jurisdiction for the Company is as follows:

	2021	2020

Turkey	$93,144	$68,793
Canada	36,622	28,412
Greece	8,307	(8,763)
Romania	1,897	(6,081)
	$139,970	$82,361

The key factors affecting income tax expense for the years are as follows:

	2021	2020

Earnings from continuing operations before income tax	$151,066	$206,328
Canadian statutory tax rate	27%	27%

Tax expense on net earnings at Canadian statutory tax rate	$40,788	$55,709

Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	(13,618)	(21,893)
Reduction in Greek income tax rate	(11,434)	—
Increase in Turkish income tax rate	6,150	—
Turkish investment tax credits	(47,394)	(21,669)
Québec mineral tax	12,089	12,389
Non-tax effected operating losses	9,734	26,040
Non-deductible expenses and other items	33,413	7,400
Flow-through share renouncement	6,397	—
Impairment and write-down of Stratoni assets	13,359	—
Turkish inflation adjustment exemption benefit	(10,761)	—
Foreign exchange related to the weakening of the Turkish Lira	77,254	18,295
Foreign exchange and other translation adjustments	16,292	(1,426)
Future and current withholding tax on foreign income dividends	7,655	8,705
Other	46	(1,189)
Income tax expense	$139,970	$82,361
(36)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
21. Income taxes (continued)
On May 18, 2021, the Greek government enacted new tax law provisions to reduce the corporate income tax rate from 24% to 22%. The Greek corporate tax rate reduction will be effective retroactively from January 1, 2021 and onwards. The opening deferred tax liability and the deferred tax expense for the year ended December 31, 2021 were reduced by $11,434 due to the tax rate reduction.
On April 16, 2021, an increase in the corporate income tax rate in Turkey was enacted. The corporate income tax rate was 20% at the beginning of 2021, and upon enactment increased to 25% for 2021, 23% for 2022 and will return to 20% for 2023 onwards. The increase was effective on July 1, 2021 with retroactive application to January 1, 2021. The opening deferred tax liability and the deferred tax expense for the year ended December 31, 2021 were increased by $6,150 due to the tax rate increase.
The change in the Company’s net deferred tax position was as follows:

	2021	2020
Net deferred income tax liability
Balance at January 1,	$414,554	$416,291
Deferred income tax expense (recovery) in the statement of operations	49,796	(6,214)
Deferred tax assets from acquisition of QMX Gold Corporation	(14,122)	—
Deferred tax expense related to discontinued operations	—	5,040
Deferred tax impact on disposition of Tocantinzinho	(11,010)	—
Deferred tax recovery in the consolidated statement of OCI	(23)	(563)
Balance at December 31,	$439,195	$414,554

The composition of the Company’s net deferred income tax assets and liabilities and deferred tax expense (recovery) is as follows:

Type of temporary difference	Deferred tax assets		Deferred tax liabilities		Expense (Recovery)
	2021	2020	2021	2020	2021	2020

Property, plant and equipment	$—	$—	$490,868	$470,500	$37,727	$(32,891)
Loss carryforwards	19,166	33,587	—	—	22,206	7,325
Liabilities	34,012	35,794	—	10,070	(5,909)	1,647
Future withholding taxes	—	—	—	6,234	(6,234)	6,234
Other items	6,882	15,930	8,387	13,061	2,006	11,471
Balance at December 31,	$60,060	$85,311	$499,255	$499,865	$49,796	$(6,214)

Unrecognized deferred tax assets	2021	2020

Tax losses	$192,880	$181,667
Other deductible temporary differences	85,142	39,394
	$278,022	$221,061

(37)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
21. Income taxes (continued)
Unrecognized tax losses
The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. Cumulative losses with a deferred tax benefit of $192,880 (2020 – $181,667) have not been recognized. The gross amount of tax losses for which no deferred tax asset was recognized expire as follows:

	2021	Expiry date	2020	Expiry date

Canadian net operating loss carryforwards	$490,774	2026-2041	$512,102	2025-2040
Canadian capital losses	240,081	none	65,836	none
Greek net operating loss carryforwards	125,401	2022-2026	140,196	2021-2025
Brazilian net operating loss carryforwards	Nil	none	2,421	none

Deductible temporary differences
At December 31, 2021 the Company had deductible temporary differences for which deferred tax assets of $85,142 (2020 – $39,394) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.
Temporary differences associated with investments in subsidiaries
The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future. At December 31, 2021, these earnings amount to $1,032,084 (2020 – $927,295). Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.
Other factors affecting taxation
During 2021 deferred tax expense of $54,587 (2020 - $10,636) was recognized due to the net decrease in the value of future tax deductions as a result of foreign exchange movements. Of this expense, $37,126 was due to movements in the Turkish Lira, which weakened significantly at the end of 2021, and $12,930 was due to the weakening of the Euro through 2021. The Company expects that any future significant foreign exchange movements in the Turkish Lira or Euro in relation to the U.S. dollar could cause significant volatility in the deferred income tax expense or recovery.

(38)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
22. Share capital
Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value.
The Company established an at-the-market equity program (the "ATM Program") in 2019, which allowed the Company to issue up to $125,000 of common shares from treasury from time to time at prevailing market prices. Under the ATM Program, 14,458,000 common shares had been issued for total net proceeds of $121,540, including 8,353,042 common shares issued during the year ended December 31, 2020.
On June 25, 2020, the Company completed a private placement of 384,616 common shares at a price of CDN $13.00 per share. The aggregate gross proceeds of CDN $5,000 ($3,664), will be used to fund the initial stage of the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $0.45 per share to the closing market price of the Company’s common shares at the date of issue. The premium of $127 was recognized in accounts payable and accrued liabilities and will be recognized in other income once required expenditures are incurred and related tax benefits are renounced.
On September 30, 2020, the Company completed private placements of 435,324 common shares at a price of CDN $16.08 per share for proceeds of CDN $7,000; and 176,160 common shares at a price of CDN $17.03 for proceeds of CDN $3,000. The proceeds of CDN $7,000 ($5,248), will be used to continue to fund the Lamaque decline project. The proceeds of CDN $3,000 ($2,249) will be used to fund continued exploration at the Ormaque zone. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.03 and CDN $2.98, respectively, per share to the closing market price of the Company’s common shares at the date of issue. The combined premium of $1,056 was recognized in accounts payable and accrued liabilities and will be recognized in other income once required expenditures are incurred and related tax benefits are renounced.
On March 30, 2021 the Company completed a private placement of 1,100,000 common shares at a price of CDN $16.00 per share for proceeds of CDN $17,600 ($13,930). The proceeds will be used to continue to fund the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.82 per share to the closing market price of the Company's common shares at the date of issue. The initial premium of $2,456 was recognized in accounts payable and accrued liabilities and is recognized in other income when the related tax benefits are renounced.

	2021		2020
Voting common shares	Number of Shares	Total	Number of Shares	Total
Balance at January 1,	174,931,381	$3,144,644	164,963,324	$3,054,563
Shares issued upon exercise of share options, for cash	339,540	1,738	618,915	3,559
Shares issued on redemption of PSU's	514,010	1,202	—	—
Estimated fair value of share options exercised transferred from contributed surplus	—	684	—	1,267
Shares issued on acquisition of QMX	5,788,187	65,647	—	—
Shares issued to the public	—	—	8,353,042	76,957
Share issuance cost	—	—	—	(1,570)
Flow-through shares issued, net of costs and premium	1,100,000	11,411	996,100	9,868
Balance at December 31,	182,673,118	$3,225,326	174,931,381	$3,144,644
(39)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
23. Share-based payment arrangements
Share-based payments expense consists of:

	December 31, 2021	December 31, 2020

Share options	$2,806	$3,347
Restricted share units with no performance criteria	1,291	1,305
Restricted share units with performance criteria	3,462	2,556
Deferred units	(516)	2,270
Performance share units	902	1,214
	$7,945	$10,692

(i)Share option plans
The Company's incentive stock option plan (the "Plan") consists of options ("Options") which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. Options vest at the discretion of the board of directors of the Company (the "Board") at the time an Option is granted. Options generally vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2021		2020
	Weighted average price Cdn$	Number of options	Weighted average price Cdn$	Number of options
At January 1,	$11.56	5,092,388	$14.08	5,714,491
Granted	13.27	1,091,891	12.72	1,156,744
Exercised	6.36	(339,540)	7.75	(618,915)
Expired	16.27	(803,771)	33.40	(813,933)
Forfeited	12.68	(790,230)	12.53	(345,999)
At December 31,	$11.32	4,250,738	$11.56	5,092,388

As at December 31, 2021, a total of 4,427,408 options (2020 – 3,898,038) were available to grant under the Plan. As at December 31, 2021, 2,254,702 share purchase options (December 31, 2020 – 2,416,611) with a weighted average exercise price of CDN $11.51 (2020 – CDN $14.45) had vested and were exercisable.
The weighted average market share price at the date of exercise for share options exercised in 2021 was CDN $13.26 (2020 – CDN $14.47).
During the year ended December 31, 2021, 1,091,891 (2020 – 1,156,744) share options were granted. The weighted average fair value per stock option granted was CDN $5.62 (2020 – CDN $4.12).

(40)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
23. Share-based payment arrangements (continued)
Options outstanding are as follows:

	December 31, 2021			December 31, 2021
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$5.00 to $5.99	1,379,016	2.2	$5.68	848,105	$5.68
$6.00 to $6.99	422,924	1.3	6.20	422,924	6.20
$10.00 to $10.99	152,941	2.9	10.40	101,960	10.40
$12.00 to $12.99	683,895	3.2	12.90	222,251	12.90
$13.00 to $13.99	932,028	4.1	13.24	12,879	13.50
$14.00 to $14.99	33,351	4.2	14.60	—	—
$22.00 to $22.99	494,650	0.1	22.00	494,650	22.00
$23.00 to $23.99	151,933	0.2	23.18	151,933	23.18

	4,250,738	2.4	$11.32	2,254,702	$11.51

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2021 and December 31, 2020 are in the table below. Volatility was determined based on the historical volatility over the estimated lives of the options.

	2021	2020
Risk-free interest rate (range)	0.3% – 0.8%	0.3 – 1.0%
Expected volatility (range)	64% – 68%	63% – 70%
Expected life (range) (years)	1.92 – 3.93	1.96 – 3.96
Expected dividends (Cdn$)	—	—

(ii)Restricted share units plan
The Company has a restricted share unit plan (“RSU” plan) whereby restricted share units ("RSUs") may be granted to senior management of the Company. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. As at December 31, 2021, 268,283 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statement of financial position.
Subsequent to December 31, 2021, as at February 22, 2022, 1,269,900 common shares have been purchased on the open market for CDN $15,526 under an approved normal course issuer bid.

(41)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
23. Share-based payment arrangements (continued)
Currently, the Company has two types of RSUs:
(a)RSU with no performance criteria
These RSUs are exercisable into one common share once vested, for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date.  All vested RSUs which have not been redeemed by the date of termination are automatically redeemed.  Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board.
A total of 180,132 RSUs with no performance criteria at an average grant-date fair value of CDN $13.79 per unit were granted during the year ended December 31, 2021 under the Company’s RSU plan. The fair value of each RSU issued is determined based on the quoted market value of the Company's shares on date of grant.
A summary of the status of the RSUs with no performance criteria and changes during the year ended December 31, 2021 and December 31, 2020 is as follows:

	2021	2020
At January 1,	478,067	536,330
Granted	180,132	149,552
Redeemed	(135,833)	(190,963)
Forfeited	(50,604)	(16,852)
At December 31,	471,762	478,067

As at December 31, 2021, 109,649 restricted share units are fully vested and exercisable (2020 – 44,748).

(b)RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined market-based performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the three-year period.
There were 360,273 RSUs with performance criteria granted during the year ended December 31, 2021 with a fair value of CDN $22.46 per unit. In addition, 80,235 RSUs with performance criteria were granted as a result of the performance criteria being met during the year, which were then redeemed for common shares issued from treasury stock. The fair value of each RSU with market-based performance criteria issued is determined based on fair value of the share units on the date of grant which is based on a valuation model which uses the expected future forward price of the Company's shares and an index consisting of global gold-based securities.
A summary of the status of the RSUs with performance criteria and changes during the year ended December 31, 2021 and December 31, 2020 is as follows:

	2021	2020
At January 1,	689,967	457,498
Granted	440,508	299,112
Redeemed	(160,470)	—
Forfeited	(61,628)	(66,643)
At December 31,	908,377	689,967
(42)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
23. Share-based payment arrangements (continued)
(iii)Deferred units plan
The Company has an independent directors deferred unit plan (“DU Plan”) under which deferred units ("DU’s") are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”). The participant receives a cash payment equal to the market value of such DUs as of the Redemption Date.
At December 31, 2021, 351,232 DUs were outstanding (2020 – 289,360) with a fair value of $3,291 (2020 – $3,834), which is included in accounts payable and accrued liabilities. The fair value was determined based on the closing share price at December 31, 2021.
(iv)Performance share units plan
The Company has a Performance Share Unit plan (the “PSU” Plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Under the plan, PSUs cliff vest on the third anniversary of the grant date (the “Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria (the “Performance Criteria”). When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the Performance Criteria. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and to be redeemed as soon as practicable after the Redemption Date.
There were 13,937 PSUs were granted during the year ended December 31, 2021 under the PSU Plan (December 31, 2020 – $nil) with a fair value of CDN $24.40 per unit (December 31, 2020 – $nil). In addition, 253,999 PSUs were granted as a result of the performance criteria being met during the year, which were then redeemed for common shares. The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 3,126,000. The fair value of each PSU issued is determined based on fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold securities.
Movements in the PSUs during the year ended December 31, 2021 and December 31, 2020 are as follows:

	2021	2020
At January 1,	525,605	610,885
Granted	267,936	—
Expired	—	(85,280)
Redeemed	(514,010)	—
Forfeited	(1,511)	—
At December 31,	278,020	525,605

(43)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
24. Supplementary cash flow information

Changes in non-cash working capital:	December 31, 2021	December 31, 2020

Accounts receivable and other	$14,065	$(5,408)
Inventories	(16,087)	(3,209)
Accounts payable and accrued liabilities	(6,895)	42,008
	$(8,917)	$33,391

25. Financial risk management
25.1 Financial risk factors
Eldorado’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
(i)    Market risk
a.Foreign exchange risk
The Company operates principally in Turkey, Canada, Greece, and Romania, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.
Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and other non-current liabilities are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar. The weakening of the Turkish Lira during 2021 resulted in both realized and unrealized foreign exchange gains from the revaluation of accounts payable and accruals denominated in Turkish Lira.
The tables below summarize Eldorado’s exposure to the various currencies denominated in the foreign currency at December 31, 2021 and 2020, as listed below. The tables do not include amounts denominated in U.S. dollars.

	December 31, 2021

	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	9,842	13,905	5,843
Investments in marketable securities	67,439	—	—
Accounts receivable and other	14,842	10,780	18,925
Accounts payable and accrued liabilities	(78,497)	(52,667)	(680,076)
Other non-current liabilities	—	(4,843)	(44,007)
Net balance	13,626	(32,825)	(699,315)

Equivalent in U.S. dollars	$10,923	$(37,221)	$(52,581)

Other foreign currency exposure is equivalent to $692 U.S. dollars.
(44)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
25. Financial risk management (continued)

	December 31, 2020

	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	10,438	7,186	3,675
Marketable securities	252	—	—
Accounts receivable and other	13,154	36,982	52,354
Accounts payable and accrued liabilities	(66,387)	(41,299)	(418,674)
Other non-current liabilities	(72)	(14,219)	(31,043)
Net balance	(42,615)	(11,350)	(393,688)

Equivalent in U.S. dollars	$(33,488)	$(13,909)	$(53,632)

Other foreign currency exposure is equivalent to $6,420 U.S. dollars.

Based on the balances as at December 31, 2021, a 1% increase or decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in an increase or decrease of approximately $808 (2020 – $1,364) in earnings (loss) before taxes. There would be no effect on other comprehensive income.
Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.
b.Metal price and global market risk
The Company is subject to price risk for fluctuations in the market price of gold and the global concentrate market. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, demand for concentrate, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, changes to import taxes and political and economic conditions. The commodity price risk associated with financial instruments relates primarily with the fair value changes caused by final settlement pricing adjustments to trade receivables.
Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. From time to time, the Company may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.
Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. This includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.
c.Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The Company's outstanding debt is in the form of senior notes with a fixed interest rate of 6.25%. Borrowings under the Company's revolving credit facility, if drawn, are at variable rates of interest based on LIBOR and expose the Company to interest rate risk.

(45)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
25. Financial risk management (continued)
(ii) Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, term deposits and accounts receivable.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short-term investments are held with high credit quality financial institutions as determined by rating agencies. The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. The carrying value of $536,919 is the maximum amount exposed to credit risk at December 31, 2021.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2021, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on its commitments, which may have an adverse impact on the Company's financial performance.
(iii)    Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans.
In August 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029. Net proceeds from the senior notes were used in part to redeem the Company's outstanding 9.5% senior secured second lien notes that were due 2024 and to repay all outstanding amounts under the Company's senior secured term loan and revolving credit facility.
On October 15, 2021, the Company executed the Fourth ARCA, replacing the TARCA, with a maturity date of October 15, 2025 and an option to increase the available credit by $100 million through an accordion feature.
In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduce credit availability under the revolving credit facility, thereby increasing the availability under the facility.
Management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company's assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.
Management continues to monitor the Company’s capabilities to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.
Contractual maturities relating to debt and other obligations are included in Note 26. All other financial liabilities are due within one year.
(46)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
25. Financial risk management (continued)
25.2 Capital risk management
Eldorado’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the Company's mining projects. Capital consists of all of the components of equity which includes share capital from ordinary shares, contributed surplus, accumulated other comprehensive income (loss), deficit and non-controlling interests.
Eldorado monitors capital on the basis of the debt to capital ratio and net debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital plus debt. The net debt to EBITDA ratio is calculated as debt, including current and non-current debt, less cash, cash equivalents and term deposits, divided by earnings before interest costs, taxes, depreciation and amortization.

26. Commitments and Contractual Obligations
The Company’s commitments and contractual obligations at December 31, 2021, include:

	2022	2023	2024	2025	2026 and later	Total

Debt (1)	$—	$—	$—	$—	$500,000	$500,000
Purchase obligations	33,357	5,907	24	—	—	39,288
Leases	7,629	3,656	3,476	2,464	9,221	26,446
Mineral properties	2,957	2,959	2,907	2,907	5,986	17,716
Asset retirement obligations	4,088	1,700	1,700	1,700	168,398	177,586
	$48,031	$14,222	$8,107	$7,071	$683,605	$761,036
(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior notes. The table does not include interest on debt.
Purchase obligations relate primarily to operating costs at mines and capital projects at Kişladağ. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resources contained in that land.
As at December 31, 2021, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 50,000 dry metric tonnes of zinc concentrate, 12,000 dry metric tonnes of lead/silver concentrate, and 130,000 dry metric tonnes of gold concentrate, through the year ending December 31, 2022. As at December 31, 2021, Tüprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tüprag”) had entered into off-take agreements pursuant to which Tüprag agreed to sell a total of 55,000 dry metric tonnes of gold concentrate through the year ending December 31, 2022.
In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometers around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57,500 in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.83 and the prevailing market price per ounce, adjusted higher by 1% every year. The agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 30,000 meters of expansion drilling was reached during the second quarter of 2020 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.00 per ounce. Accordingly, the fixed price from April 1, 2021 is equal to $11.54 per ounce.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
26. Commitments and Contractual Obligations (continued)
Based on current Turkish legislation, the Company pays annual royalties to the Government of Turkey on revenue less certain costs associated with ore haulage, mineral processing and related depreciation. Royalties are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Based on current Greek legislation, the Company pays royalties on revenue that are calculated on a sliding scale tied to international gold and base metal prices and the USD:EUR exchange rate.

27. Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur. As at December 31, 2021, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s consolidated financial position, results of operations or cash flows. Accordingly, no amounts have been accrued as at December 31, 2021.

28. Related party transactions
Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share-based payments, is shown in the table below. In 2021, the salaries and other short-term employee benefits paid or payable to key management are $8,557 (2020 - $6,364), which is included in total employee benefits of $34,171 (2020 - $30,728) recognized in general and administrative expenses, employee benefit plan expenses and share-based compensation expenses in the statement of operations.

	2021	2020

Salaries and other short-term employee benefits	$8,557	$6,364
Employee benefit plan	377	337
Share-based payments	6,626	8,468
Termination benefits	441	—
	$16,001	$15,169

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
29. Financial instruments by category
Fair value
The following table provides the carrying value and the fair value of financial instruments at December 31, 2021 and December 31, 2020:

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Fair value through OCI
Marketable securities	$53,352	$53,352	$194	$194
Investments in debt securities	6,660	6,660	—	—

Fair value through profit and loss
Settlement receivables	$28,523	$28,523	$31,898	$31,898
Redemption option derivative asset	8,105	8,105	7,357	7,357

Amortized cost
Cash and cash equivalents	$481,327	$481,327	$451,962	$451,962
Term deposit	—	—	59,034	59,034
Restricted cash	2,674	2,674	2,097	2,097
Other receivables and deposits	22,277	22,277	28,953	28,953
Other assets	2,118	2,118	7,414	7,414

Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$195,334	$195,334	$179,372	$179,372
Debt, excluding derivative asset	497,868	508,405	508,489	543,833

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
29. Financial instruments by category (continued)
Assets measured at fair value as at December 31, 2021 include marketable securities of $53,352 (2020 – $194), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, and investments in debt securities of $6,660 (December 31, 2020 - nil) which is comprised of publicly-traded debt securities classified as fair value through other comprehensive income. At December 31, 2021, assets measured at fair value also include settlement receivables of $28,523 (2020 - $31,898) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss, and a derivative asset of $8,105 (December 31, 2020 – $7,357), related to the redemption options associated with the senior secured notes classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue and changes in the fair value of the redemption option derivative asset are recorded in finance costs. Valuation of the contingent consideration on the May 2020 acquisition of interest in Hellas is measured at fair value, with any changes in fair value recorded in profit or loss.
No other liabilities are measured at fair value on a recurring basis as at December 31, 2021.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities and investments in debt securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset and the fair market value of the Company's senior secured notes (Note 17a). The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company's redemption option derivative asset is based on models using observable interest rate inputs and the fair value of the Company's senior notes is based on observable prices in inactive markets. The fair value measurement of contingent consideration related to the acquisition of the minority interest in Hellas Gold (Note 12) is categorized as a Level 3 fair value. For all other financial instruments, carrying amounts approximate fair value.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
30. Revenue
For the year ended December 31, 2021, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$316,245	$271,696	$—	$587,941
Gold revenue - concentrate	162,145	—	90,418	252,563
Silver revenue - doré	3,095	1,662	—	4,757
Silver revenue - concentrate	4,270	—	24,298	28,568
Lead concentrate	—	—	26,781	26,781
Zinc concentrate	—	—	42,864	42,864
Revenue from contracts with customers	$485,755	$273,358	$184,361	$943,474
Gain (loss) on revaluation of derivatives in trade receivables	314	—	(2,874)	(2,560)
	$486,069	$273,358	$181,487	$940,914

For the year ended December 31, 2020, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$403,823	$256,069	$—	$659,892
Gold revenue - concentrate	181,727	—	100,928	282,655
Silver revenue - doré	2,194	1,198	—	3,392
Silver revenue - concentrate	3,981	—	24,029	28,010
Lead concentrate	—	—	18,285	18,285
Zinc concentrate	—	—	36,993	36,993
Revenue from contracts with customers	$591,725	$257,267	$180,235	$1,029,227
Gain (loss) on revaluation of derivatives in trade receivables	(3,537)	—	995	(2,542)
	$588,188	$257,267	$181,230	$1,026,685

31. Production costs

	December 31, 2021	December 31, 2020

Labour	$126,527	$116,653
Fuel	18,892	16,464
Reagents	42,473	53,399
Electricity	22,214	17,904
Mining contractors	46,403	38,240
Operating and maintenance supplies and services	77,033	78,062
Site general and administrative costs	53,358	46,588
Royalties, production taxes and selling expenses	62,848	77,873
	$449,748	$445,183
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
32. Mine standby costs

	December 31, 2021	December 31, 2020

Stratoni	$7,168	$—
Skouries	5,785	8,890
Lamaque	—	3,086
Other mine standby costs	2,480	1,689
	$15,433	$13,665

The Stratoni mine experienced a fall of ground on June 27, 2021. There were no injuries, however, an investigation revealed several other locations with similar ground support conditions. In line with strict safety protocols, operations at Stratoni were suspended during July and August of 2021 to remediate ground support conditions. Operations were suspended at Stratoni at the end of 2021 and the mine and plant are planned to be placed on care and maintenance during 2022.
In accordance with the Québec government-mandated restrictions to address the COVID-19 pandemic in the province, operations were temporarily suspended at Lamaque on March 25, 2020. Operations restarted on April 15, 2020.

33. Earnings per share
The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	December 31, 2021	December 31, 2020

Weighted average number of ordinary shares used in the calculation of basic earnings per share	180,296,588	171,047,400
Dilutive impact of share options	1,008,339	1,369,750
Dilutive impact of restricted share units and restricted share units with performance criteria	246,560	1,732,614
Dilutive impact of performance share units	213,420	1,081,116

Weighted average number of ordinary shares used in the calculation of diluted earnings per share	181,764,907	175,230,880

For the year ended December 31, 2021, 2,295,857 options (2020 - 2,680,593) were excluded from the dilutive weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.
For the year ended December 31, 2021, relating to net loss per share attributable to shareholders, 1,008,339 share options, 246,560 RSU's and RSU's with performance criteria, and 213,420 PSU's were anti-dilutive.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
34. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2021, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque operations and exploration activities in Canada, including those related to QMX from the date of acquisition. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment included the Tocantinzinho project and exploration activities up until the sale of Tocantinzinho in October 2021. The Brazil segment also included Vila Nova up until the sale of the Vila Nova iron ore mine in September 2020. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
34. Segment information (continued)

As at and for the year ended December 31, 2021	Turkey	Canada	Greece	Romania	Brazil*	Other	Total

Earnings and loss information
Revenue	$486,069	$273,358	$181,487	$—	$—	$—	$940,914
Production costs	189,841	98,987	160,920	—	—	—	449,748
Depreciation and amortization	91,728	60,622	48,608	—	—	—	200,958
Earnings (loss) from mine operations	$204,500	$113,749	$(28,041)	$—	$—	$—	$290,208

Other significant items of income and expense
Impairment (Note 13)	$—	$—	$13,926	$—	$—	$—	$13,926
Write-down (reversal) of assets	3,442	(2)	5,666	—	—	—	9,106
Exploration and evaluation expenses	4,384	7,885	573	3,528	—	1,944	18,314
Income tax expense	93,144	36,622	8,307	1,897	—	—	139,970
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	—	146,802	—	146,802

Capital expenditure information
Additions to property, plant and equipment during the year (**)	$136,587	$89,402	$59,965	$—	$—	$6,815	$292,769

Information about assets and liabilities
Property, plant and equipment	$841,000	$704,663	$2,018,440	$423,503	$—	$15,605	$4,003,211
Goodwill	—	92,591	—	—	—	—	92,591
	$841,000	$797,254	$2,018,440	$423,503	$—	$15,605	$4,095,802

Debt, including current portion	$—	$—	$—	$—	$—	$489,763	$489,763

* Discontinued (Note 7)
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
34. Segment information (continued)

As at and for the year ended December 31, 2020	Turkey	Canada	Greece	Romania	Brazil*	Other	Total

Earnings and loss information
Revenue	$588,188	$257,267	$181,230	$—	$—	$—	$1,026,685
Production costs	201,895	78,309	164,979	—	—	—	445,183
Depreciation and amortization	96,469	70,335	51,280	—	—	—	218,084
Earnings (loss) from mine operations	$289,824	$108,623	$(35,029)	$—	$—	$—	$363,418

Other significant items of income and expense
Write-down (reversal) of assets	$209	$—	$40,030	$(1,579)	$—	$—	$38,660
Exploration and evaluation expenses	2,192	2,978	592	4,987	—	1,744	12,493
Income tax expense (recovery)	68,793	28,412	(8,763)	(6,081)	—	—	82,361
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	—	6,352	—	6,352

Capital expenditure information
Additions to property, plant and equipment during the year (**)	$88,894	$59,832	$42,638	$6	$—	$7,054	$198,424

Information about assets and liabilities
Property, plant and equipment	$789,186	$596,081	$2,027,612	$414,118	$205,432	$9,770	$4,042,199
Goodwill	—	92,591	—	—	—	—	92,591
	$789,186	$688,672	$2,027,612	$414,118	$205,432	$9,770	$4,134,790

Debt, including current portion	$—	$—	$—	$—	$—	$501,132	$501,132

* Discontinued (Note 7)
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

The Turkey segment derives its revenues from sales of gold and silver. The Greece segment derives its revenue from sales of gold, zinc and lead-silver concentrates. The Canadian segment derives its revenue from sales of gold and silver. For the year ended December 31, 2021, revenue from two customers of the Company’s Turkey segment represents approximately $319,339 (2020 - $368,459) of the Company’s total revenue. For the company's Canadian segment, one customer accounted for 99% of the revenues (2020 - 99%).

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